Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for January 2021 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for January 2021 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In January 2021, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 51.03% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes decreased by 29.7%, 83.68% and 91.71%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 59.16%. Of which, passenger traffic for domestic, regional and international routes decreased by 39.87%, 92.52% and 95.29%, respectively as compared to the same period last year. The passenger load factor was 63.95%, representing a decrease of 12.74 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 11.04 percentage points, 33.09 percentage points and 33.62 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in January 2021, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 12.43% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 21.84% as compared to the same period last year. The cargo and mail load factor was 58.29%, representing an increase of 16.39 percentage points as compared to the same period last year.

In January 2021, the Group has newly launched the following major routes: Guiyang-Changsha-Jinan-Changsha-Guiyang, Beijing Daxing-Ganzhou-Beijing Daxing, Guangzhou-Jingzhou-Guangzhou, Fuzhou-Xuzhou-Taiyuan-Xuzhou-Fuzhou (each seven flights a week).

In January 2021, the Group terminated the lease of one A320 aircraft. As of the end of January 2021, the Group operated a fleet of 866 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	8	0	8
Airbus 330 Series	4	29	12	45
Airbus 320 Series	98	103	123	324
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	21	0	29
Boeing 737 Series	158	80	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	3	9
ARJ21	1	5	0	6

Total	285	272	309	866

KEY OPERATING DATA OF JANUARY 2021

Traffic	January 2021			Cumulative 2021
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	8,884.49	-41.36	-39.87	8,884.49	-39.87
Regional	11.87	-6.43	-92.52	11.87	-92.52
International	364.73	-10.86	-95.29	364.73	-95.29

Total	9,261.08	-40.53	-59.16	9,261.08	-59.16

RTK (in million)
Domestic	893.17	-39.43	-37.45	893.17	-37.45
Regional	2.23	-2.35	-85.49	2.23	-85.49
International	643.49	13.73	-41.99	643.49	-41.99

Total	1,538.89	-24.67	-39.71	1,538.89	-39.71

RTK - Cargo and Mail (in million)
Domestic	104.99	-14.82	-29.06	104.99	-29.06
Regional	1.18	1.37	-24.33	1.18	-24.33
International	611.04	15.42	39.15	611.04	39.15

Total	717.21	9.69	21.84	717.21	21.84

Passengers carried (in thousand)
Domestic	6,001.55	-39.62	-36.70	6,001.55	-36.70
Regional	11.62	-3.59	-91.52	11.62	-91.52
International	61.44	-13.33	-96.61	61.44	-96.61

Total	6,074.61	-39.39	-46.87	6,074.61	-46.87

Cargo and mail carried (in thousand tonnes)
Domestic	64.03	-16.60	-28.20	64.03	-28.20
Regional	1.20	1.28	-14.96	1.20	-14.96
International	63.61	15.04	19.29	63.61	19.29

Total	128.85	-3.31	-10.47	128.85	-10.47

Capacity	January 2021			Cumulative 2021
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	13,614.38	-35.76	-29.70	13,614.38	-29.70
Regional	42.39	-5.38	-83.68	42.39	-83.68
International	824.22	-3.16	-91.71	824.22	-91.71

Total	14,480.99	-34.44	-51.03	14,480.99	-51.03

ATK (in million)
Domestic	1,522.47	-38.10	-31.67	1,522.47	-31.67
Regional	5.65	-3.49	-81.36	5.65	-81.36
International	1,005.61	10.48	-44.38	1,005.61	-44.38

Total	2,533.73	-24.94	-37.69	2,533.73	-37.69

ATK - Cargo and Mail (in million)
Domestic	297.18	-46.20	-38.75	297.18	-38.75
Regional	1.83	0.70	-73.55	1.83	-73.55
International	931.43	11.74	2.02	931.43	2.02

Total	1,230.44	-11.34	-12.43	1,230.44	-12.43

- oad Factor	January 2021			Cumulative 2021
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	65.26	-6.23	-11.04	65.26	-11.04
Regional	27.99	-0.31	-33.09	27.99	-33.09
International	44.25	-3.82	-33.62	44.25	-33.62

Total	63.95	-6.55	-12.74	63.95	-12.74

Cargo and Mail Load Factor
Domestic	35.33	13.02	4.83	35.33	4.83
Regional	64.41	0.43	41.90	64.41	41.90
International	65.60	2.09	17.50	65.60	17.50

Total	58.29	11.18	16.39	58.29	16.39

Overall Load Factor (RTK/ATK)
Domestic	58.67	-1.28	-5.42	58.67	-5.42
Regional	39.55	0.47	-11.24	39.55	-11.24
International	63.99	1.83	2.63	63.99	2.63

Total	60.74	0.23	-2.04	60.74	-2.04

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

18 February 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.